RELIANT SERVICE INC

3 Rabí, Rabí, Czech Republic 34201

(775) 996-0287

servicesreliant@gmail.com

January 19, 2016

Ms. Jennifer Lopez

United States Securities and Exchange Commission

Washington D.C.20549-4631

Re:	Reliant Service Inc. Registration Statement on Form S-1 Filed January 11, 2016 File No. 333-208934

Dear Ms. Lopez,

We have received your letter of January 13, 2016. We apologize for the oversight in including the audit report in the EDGAR filing. We have filed an amendment to correct the deficiency.

Sincerely,

/s/ Stanislav Augustin

Stanislav Augustin

President & Director